ORRICK

05009053

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

SUPPL

June 7, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SEC MAIL RECEIVED
JUN 15 2005
WASH, D.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of May 2, 2005 enclosed please find a press release dated June 7, 2005.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
JUN 20 2005
FINANCIAL

DCu 6/20

DOCSNY1:863595.8
13024-2 JG9/JG9

Ad-hoc-Release

FILE NO.
82-5077

FJH AG issues convertible bonds

The Board of directors of FJH AG (ISIN DE0005130108), the specialist insurance consultancy and software house, has decided that convertible bonds worth 7.86 mil-lion Euros shall be issued as authorized by the annual general meeting on 24 June 2004. The rights offer to the existing shareholders will be placed this month. This rights issue still is under the caveat of the Supervisory Board's endorsement.

FJH AG
Michael Junker
Leonhard-Moll-Bogen 10
81373 Munich
Phone: +49 (0) 89 769 01 - 111
Fax: + 49 (0) 89 769 64 35
E-Mail: michael.junker@fjh.com
Internet: www.fjh.com

Munich, 07 June 2005